E.D.

19008802

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67741

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Strategic Marketing Solutions Ltd., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

410 North Street
(No. and Street)

Sausalito (City) CA (State) 94965 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia Ter Heun

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Rd. #460 (Address) Walnut Creek (City) CA (State) 94598 (Zip Code)

SEC Mail Processing

MAR 07 2019

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Patricia Ter Heun, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Strategic Marketing Solutions Ltd., LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT GOVERNMENT CODE § 8202

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1. ______
2. ______
3. ______
4. ______
5. ______
6. ______

______ *Signature of Document Signer No. 1* ______ *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Marin

Subscribed and sworn to (or affirmed) before me on this 1st day of March, 2019, by
Date Month Year

(1) Patricia Ter Heun

(and (2) ______),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

KAREN DELISE
Commission #2263514
Notary Public
California
MARIN COUNTY
My Commission Expires November 15, 2022

Signature Karen DeLise
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audited Report Document Date: ______

Number of Pages: ______ Signer(s) Other Than Named Above: NONE

Table of Contents

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Strategic Marketing Solutions LTD., LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Strategic Marketing Solutions LTD., LLC (the "Company") as of December 31, 2018, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with the standards of the Public Company Accounting Oversight Board (United States).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Engagement Partner Disclosure

The engagement partner on our audit for the year ended December 31, 2018 was John Cropper. Cropper Accountancy Corporation has served as the Company's auditor since 2015.

Other Information

The supplemental information contained in Schedule I – Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 12, 2019

Strategic Marketing Solutions Ltd., LLC

Statement of Financial Condition

December 31, 2018

Assets		
Cash and cash equivalents	$	25,435
Accounts receivable		1,233,783
Investment in True Green Capital (Note 6)		343,750
Prepaid expenses		4,989
Total Assets	$	1,607,957

Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	5,340
Total Liabilities		5,340
Member's Equity		1,602,617
Total Liabilities and Member's Equity	$	1,607,957

The accompanying notes are an integral part of these financial statements.

Strategic Marketing Solutions Ltd., LLC

Statement of Income

For the Year Ended December 31, 2018

Revenue		
Consulting income	$	120,000
Total Revenue		120,000
Expenses		
Professional fees		28,736
Related Party Expenses		39,077
Other operating expenses		14,023
Total Expenses		81,836
Net Income	$	38,164

The accompanying notes are an integral part of these financial statements.

Strategic Marketing Solutions Ltd., LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2018

December 31, 2017	$ 2,484,880
Distributions	(959,604)
Capital Contributions	39,177
Net income	38,164
December 31, 2018	$ 1,602,617

The accompanying notes are an integral part of these financial statements.

Strategic Marketing Solutions Ltd., LLC

Statement of Cash Flows

For the Year Ended December 31, 2018

Cash Flows from Operating Activities		
Net income	$	38,164
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Accounts receivable		1,213,035
Prepaid expenses and other assets		(344,530)
Increase (decrease) in:		
Accounts payable and accrued expenses		250
Net Cash Provided by Operating Activities		906,919
Cash Flows from Financing Activities		
Capital Contribution		39,177
Distributions		(959,604)
Net Cash Used by Financing Activities		(920,427)
Net Increase in Cash and Cash Equivalents		(13,508)
Cash and cash equivalents at beginning of year		38,943
Cash and Cash Equivalents at End of Year	$	25,435

The accompanying notes are an integral part of these financial statements.

Strategic Marketing Solutions Ltd., LLC

Notes to the Financial Statements

December 31, 2018

1. Organization

Strategic Marketing Solutions Ltd., LLC (the "Company") was organized as a California limited liability company in September 2007 and was accepted as a member of the Financial Industry Regulatory Authority on January 23, 2008. The Company is a full service marketing consulting firm specializing in raising capital for private equity fund managers from institutional investors.

2. Significant Accounting Policies

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
The carrying amounts of certain financial instruments of the Company, including cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable and accrued expenses approximate fair value because of their short-term maturities.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Fair Value Measurements
The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities(Level 1 measurement) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarch are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	Unobservable inputs for the asset or liablity.

Accounts Receivable
The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made. As of December 31, 2018, the accounts receivable balance is $1,233,783.

Revenue

Revenues are earned from providing private placement and marketing consulting services. Revenue is recognized both over time as performance obligations are satisfied and at a point in time when a transaction closes as the related performance obligation is to successfully broker a specific transaction. See Note 3, New Accounting Pronouncements, and Note 7, Revenue from Contracts with Customers, for further information.

Income Taxes

The Company, a limited liability company, is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California LLC tax of $800 and a $6,000 California LLC fee based on gross revenue ($6,800 total). The Company is no longer subject to examinations by major tax jurisdictions for years before 2015

3. New Accounting Pronouncements

Recently Adopted Accounting Guidance

ASU 2014-09 *Revenue from Contracts with Customers (Topic 606)* ("ASU 2014-09")

Effective January 1, 2018, the Company adopted ASU 2014-09, which provides accounting guidance on the recognition of revenues from contracts and requires gross presentation of certain costs that were previously offset against revenue. The Company has applied ASU 2014-09 retrospectively with the cumulative effect of initial application recognized as an adjustment to beginning retained earnings. As a result, there was no beginning balance effect on the financial statements for the period ended December 31, 2018.

The scope of the accounting update does not apply to revenue associated with financial instruments and, as a result, will not have an impact on the elements of the statement of operations most closely associated with financial instruments, including interest income and interest expense.

See Note 7 for detail on how the new revenue standard primarily impacts revenue recognition and presentation accounting policies.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2018, the Company's net capital was $20,095 which exceeded the requirement by $15,095.

5. Risk Concentrations

The Company maintains its cash and cash equivalents in one bank. The deposits at this financial institution bear the credit risk associated with the institution. The Company has not experienced any losses in such accounts, and management believes it is not exposed to any significant credit risk on cash and cash equivalents. Cash deposits are federally insured to $250,000 by the Federal Deposit Insurance Corporation (FDIC). The cash balance at December 31, 2018 was $25,435.

Due to the nature of the capital raising and consulting business, the Company's revenue during the period was primarily the result of a few transactions. For the year ended December 31, 2018, 100% of the revenue was generated from one client. As of December 31, 2018, accounts receivable was $1,233,783. ..Almost all (99%) of this

amount was due from one customer. See note 6 below for more detail.

6. Related Party Transactions

Strategic Marketing Solutions, LLC ("SMS") is a company under common ownership. SMS provides office space and pays most overhead expenses for the Company. For the year ended December 31, 2018, the broker dealer incurred $39,077 in shared expenses. The owner converted this liability into capital contributions during the year..

Reimbursable expenses associated with advisory engagements are incurred by SMS. SMS incurs reimbursable expenses on the Company's behalf, bills clients directly, and collects payment on these reimbursable expenses.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

<u>Investment in True Green.</u>
During the year the broker-dealer entered into an agreement with their largest customer, True Green Capital, in which the broker dealer is forgiving Accounts Receivable from True Green Capital in exchange for ownership equity of True Green Capital. As of December 31, 2018 the broker-dealer's investment in True Green Capital is $343,750. This investment is considered a level 3 investment. See note 2.

7. Revenues from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of revenues from contracts with customers:

Consulting Income
Consulting fees are generated from providing marketing consulting services. These fees are fixed and recognized over time using a time elapsed measure of progress as the Company's clients simultaneously receive and consume the benefits of such services as they are provided. For the year ended December 31, 2018, 100% of the revenue was consulting income.

Fee Income
Fee income is generated from placement agent services provided to private equity fund managers from institutional investors. These fees are variable and are recognized at a point in time when the transaction is deemed complete as the related performance obligation has been satisfied upon completion. For the year ended December 31, 2018, no fee income was earned.

Information on Remaining Performance Obligations
Information is not disclosed about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2018. Advisory fees that are contingent upon completion of a specific milestones are also excluded as the fees are considered variable and not included in the transaction price at December 31, 2018.

Contract Balances
Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. As of December 31, 2018, receivables related to revenue from contract with customer was $1,233,783.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue would primarily relate to consulting fees received in advance. As of December 31, 2018, there was no deferred consulting fee revenue.

7. Revenues from Contracts with Customers *(continued)*

Contract Balances *(continued)*
All non-reimbursable investment banking advisory related expenses are expensed as incurred and recognized within their respective expense category on the statement of income.

8. Subsequent Events

The Company has evaluated subsequent events through the date of the Report of Independent Registered Public Accounting Firm which is also the date the financial statements were issued..

Strategic Marketing Solutions I As of December 31, 2018
Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

Net Capital (Deficit)		
Total member's equity	$	1,602,617
Less: Non-allowable assets		
Accounts receivable		1,233,783
Investments and prepaid		348,739
Total non-allowable assets		1,582,522
Net capital		20,095
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $5,340 or $5,000, whichever is greater.		5,000
Excess Net Capital	$	15,095

Reconciliation with Company's Net Capital Computation
(Included in Part II of Form X-17 A-5 as of December 31, 2018

	Net Capital	Aggregate Indebtedness
Focus Report	$20,096	$5,340
Rounding	(1)	0
Financial Statements	$20,095	$5,340

The accompanying notes are an integral part of these financial statements.

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Strategic Marketing Solutions LTD., LLC

We have reviewed management's statements, included in the accompanying Management Assertion Letter Regarding Compliance with k, in which (1) Strategic Marketing Solutions LTD., LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Strategic Marketing Solutions LTD., LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) Strategic Marketing Solutions LTD., LLC stated that Strategic Marketing Solutions LTD., LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Strategic Marketing Solutions LTD., LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Strategic Marketing Solutions LTD., LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Engagement Partner Disclosure

The engagement partner on our audit for the year ended December 31, 2018 was John Cropper. Cropper Accountancy Corporation has served as the Company's auditor since 2015.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 12, 2019

STRATEGIC MARKETING SOLUTIONS

February 15, 2019

I, Patricia Te rHeun Pyeatt, Strategic Mareting Solutions Ltd. LLC's represent the following:

1. SMS claims the k(2)(i) exemption to SEA §240.1Sd-3;

2. SMS met the identified exemption provisions in SEA 240.15c3-3(k) through the most recent fiscal year without exception; and

3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in SEA 240.15c3-3(k).

Repectifully submitted,

Patricia Ter Heun Pyeatt
Managing Member

Strategic Marketing Solutions LTD.,LLC 2302B, Sausalito, CA 94965 Phone 415-389-8908

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The the Members
of Strategic Marketing Solutions LTD., LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Strategic Marketing Solutions LTD., LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Strategic Marketing Solutions LTD., LLC for the year ended December 31, 2018, solely to assist you and SIPC in evaluating Strategic Marketing Solutions LTD., LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Strategic Marketing Solutions LTD., LLC's management is responsible for Strategic Marketing Solutions LTD., LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 12, 2019

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2018**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*15*******2904**********************MIXED AADC 220
67741 FINRA DEC
STRATEGIC MARKETING SOLUTIONS LTD LLC
2302B BRIDGEWAY
SAUSALITO, CA 94965-1767

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2)	$ 180.00
B. Less payment made with SIPC-6 filed (exclude interest) 7/13/2018 Date Paid	(90.00)
C. Less prior overpayment applied	( )
D. Assessment balance due or (overpayment)	90.00
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F. Total assessment balance and interest due (or overpayment carried forward)	$ 90.00

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ❑ Funds Wired ❑ ACH ❑
Total (must be same as F above) $______________

H. Overpayment carried forward $(______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Strategic Marketing Solutions Ltd LLC
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the 15 day of February, 20 2019

Managing Partner
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2018 and ending 12/31/2018

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 126,000

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 126,000

2e. General Assessment @ .0015 $ 189.00

(to page 1, line 2.A.)